UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of

July 2003

TOTAL S.A.
(Translation of registrant’s name into English)

2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-s(b): 82-___________________.)

SIGNATURES
EXHIBIT INDEX
EX-99.1: NIGERIA: FIRST PRODUCTION OF AMENAM/KPONO
EX-99.2: SAUDI ARABIA: SIGNATURE OF AN AGREEMENT
EX-99.3: APPOINTMENTS
EX-99.4: APPOINTMENTS
EX-99.5: SECOND QUARTER 2003 RESULTS
EX-99.6: CONSOLIDATED ACCOUNTS & THE NOTES THERETO
EX-99.7: SALES IN THE 1ST HALF OF 2003
EX-99.8:TOTAL AND ADNOC SIGN A MEMORANDUM

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: August 11th, 2003	By:	/s/ Charles Paris de Bollardière

Name: Charles PARIS de BOLLARDIERE
Title: Treasurer

EXHIBIT INDEX

▶	EXHIBIT 99.1 :	Nigeria : first production of Amenam/Kpono and start up of a new floating storage and offloading facility (July 15, 2003).

▶	EXHIBIT 99.2 :	Saudi Arabia : Signature of an agreement to form a joint venture for the exploration of gas (July 16, 2003).

▶	EXHIBIT 99.3 :	Appointments (July 17, 2003).

▶	EXHIBIT 99.4 :	Appointments within the Total Group (July 17, 2003).

▶	EXHIBIT 99.5 :	Higher second quarter 2003 results despite weaker dollar versus the euro Upstream production growth 5% (August 6, 2003).

▶	EXHIBIT 99.6 :	Total S.A.’s Consolidated Accounts for the Three Months and Six Months Ended June 30, 2003, together with the Notes thereto (French GAAP) (August 6, 2003).

▶	EXHIBIT 99.7 :	Total S.A.’s sales in the first half of 2003 (August 2003).

▶	EXHIBIT 99.8 :	Total and ADNOC sign a memorandum of understanding for the construction of a melamine plant in Abu Dhabi (August 8, 2003).